UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of October 2005

 (Commission File.  No 0-30718)

SIERRA WIRELESS, INC.,
A CANADA CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☐     40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes:  ☐     No:  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: October 28, 2005

2

NEWS RELEASE TRANSMITTED BY CCNMatthews

FOR:       Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

October 27, 2005

Sierra Wireless Reports Third Quarter 2005 Results

VANCOUVER, BRITISH COLUMBIA — Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) is reporting third quarter results.

Our results are reported in US dollars and are prepared in accordance with United States generally accepted accounting principles.

“During the third quarter we saw continued improvement in the financial metrics of our business, including a 25% increase in sales over the second quarter, higher gross margin and lower operating expenses. This resulted in a lower net loss and reduced cash utilization,” said David Sutcliffe, President and Chief Executive Officer. “The wireless data industry reached a landmark with the announcement by leading laptop manufacturers of their plans to embed high speed wireless wide area network capability inside their computers.  We believe that this emerging market represents a significant opportunity for Sierra Wireless, closely leveraging our core competencies and extensive experience with OEM integrations.  We are investing for a leadership position in this market and recently launched the industry’s first EVDO embedded minicard, enabling our customers to be “first to market”.”

Our revenue for the three months ended September 30, 2005 amounted to $27.5 million, gross margin was $9.6 million, operating expenses were $14.0 million and net loss was $3.1 million.  Our loss per share was $0.12 for the third quarter of 2005.  Our balance sheet remains strong, with $102.2 million of cash, short-term investments and long-term investments.  Inventory declined during the third quarter by approximately $6.2 million.

Results for the third quarter of 2005, relative to company guidance provided on July 20, 2005 were as follows:

Third quarter revenue for 2005 of $27.5 million was better than our guidance of approximately $24.0 million.  Gross margin was 34.9%, higher than our guidance of 31%.  Operating expenses were $14.0 million, higher than our guidance range of $13.7 to $13.9 million.  Our net loss of $3.1 million, or loss per share of $0.12, was better than our guidance of a net loss of approximately $5.7 million, or loss per share of $0.22.  Our cash flow from operations was negative $0.9 million, consistent with our guidance of negative cash flow.

Results for the third quarter of 2005, compared to the third quarter of 2004 were as follows:

Second quarter revenue decreased by 53.5% to $27.5 million in 2005, from $59.1 million for the same period in 2004.  Gross margin decreased to 34.9%, compared to 39.0%.  Operating expenses were $14.0 million in the third quarter of 2005, compared to $15.1 million for the same period in 2004.  Net loss for the third quarter of 2005 was $3.1 million, or loss per share of $0.12, compared to net earnings of $7.1 million, or diluted earnings per share of $0.27, in the third quarter of 2004.

Results for the third quarter of 2005, compared to the second quarter of 2005, excluding the impact of second quarter restructuring, other charges and legal provisions of $19.2 million, were as follows:

Revenue for the three months ended September 30, 2005 amounted to $27.5 million, compared to $21.9 million in the second quarter of 2005.  Gross margins were 34.9%, in the third quarter of 2005, compared to 31.2%, in the second quarter of 2005.  Operating expenses were $14.0 million in the third quarter of 2005, compared to $15.3 million in the second quarter of 2005.  Net loss was $3.1 million for the third quarter of 2005, or loss per share of $0.12, compared to net loss of $7.5 million, or loss per share of $0.30, for the second quarter of 2005.

Third Quarter Highlights Included:

Progress on products using CDMA technology:

•       Earlier in the year, we announced design wins with two major laptop OEMs for our MC5720 PCI express Mini Card modules (“minicard”) for EVDO networks.  We have commenced commercial shipments of our EVDO minicard to one of our partners, Lenovo, which announced that two of its notebook models would be available with our EVDO minicard starting in October.

•       We also commenced commercial shipment in North America of our EM5625 EVDO module to some of our long-time mobile computing OEM customers. One of these OEM customers, Panasonic, has subsequently integrated our EM5625 module into three of its notebook platforms.

•       Together with iPass, we announced the certification and availability of the AirCard 580 wireless PC card for use with the iPass Mobile Data Service.  The companies also announced that we had become an iPass Alliance Technology Partner. The two companies will continue to work together to provide enterprise customers the latest technology for accessing the iPass 3G/EV-DO network via the iPassConnect universal client.

Progress on products using GSM or UMTS technology:

•       We have successfully completed the development of our UMTS/HSDPA PC Card and obtained a supply agreement with Cingular to deliver the AirCard 860 for use on their HSDPA network. We expect to commence commercial shipments to Cingular during the fourth quarter of 2005. We believe business development for this product with other carriers is also progressing well.

•       The MC8755/MC8765 PCI Express Mini Card modules for UMTS/HSDPA networks are available to OEM customers for testing and integration, with commercial shipments expected to begin in early 2006. Earlier in the year, we announced a design win with a major laptop OEM for our minicard for HSDPA networks.

•       We have joined forces with NetMotion Wireless to provide mobile workers in the city of Aurora, the third largest city in Colorado, with secure, persistent connectivity using two distinct networks — a cellular-based EDGE/GPRS system and Wi-Fi (802.11). The city has chosen the two companies to provide its police officers and fire fighters with real-time access to mission critical information through these two wireless data networks. NetMotion combined its Mobility XE mobile VPN solution with our AirCard 775 wireless wide area network cards and MP 775 rugged wireless modems for the system implementation.

•       Our mobile products were selected as part of the Royal Canadian Mounted Police’s (RCMP’s) standing offer for complete mobile workstation systems, established with Nisha Technologies Inc. and Itronix Canada Ltd. The RCMP will deploy a combination of MP 775 GPS (for EDGE and GSM/GPRS networks) and MP 555 GPS (for CDMA 1X networks) rugged vehicle-mounted wireless modems. In addition, we announced that the Missouri State Highway Patrol recently decided to upgrade to the Sierra Wireless MP 775 GPS modem from its existing solution with the MP 200 modem for CDPD.

Financial Guidance

The following guidance for the fourth quarter of 2005 reflects our current business indicators and expectations.  Our guidance for the quarter includes a higher than usual contribution from the launch of new products.  There are uncertainties associated with product launches which could result in the company not achieving its guidance. Inherent in this guidance are risk factors that are described in detail in our regulatory filings.    Our actual results could differ materially from those presented below.  All figures are approximations based on management’s current beliefs and assumptions.

Q4 2005 Guidance
Revenue	$32.0 million
Gross margin	33%
Operating expenses	$14.0 million
Net loss	$(2.9 million)
Loss per share	$(0.12)

Cash flow from operations	Negative

Forward-Looking Statements

This press release contains forward-looking statements that are not promises or guarantees but are only predictions that relate to future events or our future performance or state other forward-looking information and are subject to substantial risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those expressed, anticipated or implied by the forward-looking statements.  These forward-looking statements relate to, among other things, our revenue, earnings, and other financial guidance for the fourth quarter of fiscal 2005, plans, objectives and timing for the introduction or enhancement of our services and products, statements concerning strategies, developments, statements about future market conditions, supply conditions, channel and end customer demand conditions, projected or future revenues, gross margins, operating expenses, profits and other statements of expectations, intentions, objectives and plans that are not statements of historical facts.  When used in this press release, the words “may”, “plan”, “expect”, “believe”, “intends”, “anticipates”, “estimates”, “predicts” and similar expressions generally identify forward-looking statements.  Forward-looking statements reflect our current expectations.  The risks and uncertainties that may affect our actual results, performance or achievements are many and include, among others, our ability to develop, manufacture, supply and market new products that we do not produce today and that may not gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, and increased competition.  These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  These factors should be reviewed carefully and you should not place undue reliance on any forward-looking statements.  Unless otherwise required by applicable securities laws, Sierra Wireless disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Comparative figures

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current period.

About Sierra Wireless

Sierra Wireless is a leader in delivering highly differentiated wireless solutions that enable our customers to improve their productivity and lifestyle.  Sierra Wireless develops and markets AirCard, the industry-leading wireless PC card line for portable computers; embedded modules for OEM wireless applications and the MP line of rugged vehicle-mounted connectivity solutions For more information about Sierra Wireless, please visit www.sierrawireless.com.

“AirCard” and “Voq” are trademarks of Sierra Wireless, Inc.  Other product or service names mentioned herein may be the trademarks of their respective owners.

Conference Call and Instant Replay

We will host a conference call to review our results on October 27, 2005 at 2:30 PM PDT,

5:30 PM EDT.  To participate in this conference call, please dial the following toll free number approximately ten minutes prior to the commencement of the call:

1-800-765-7646   Passcode:  Not required

or

1-416-641-6670   Passcode:  Not required

Should you be unable to participate, Instant Replay will be available for seven business days following the conference call by dialing:

1-800-558-5253   Passcode:  21257167

or

1-416-626-4100   Passcode:  21257167

We look forward to having you participate in our call.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1185

Website: www.sierrawireless.com

Email: dmclennan@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Revenue	$27,474	$59,149	$69,584	$152,385
Cost of goods sold	17,883	36,107	58,790	91,626
Gross margin	9,591	23,042	10,794	60,759

Expenses
Sales and marketing	2,963	5,604	11,583	14,163
Research and development, net	7,864	6,566	22,524	17,296
Administration	2,435	2,354	9,262	6,952
Restructuring and other charges	—	—	4,926	—
Amortization	728	588	2,098	1,787
	13,990	15,112	50,393	40,198
Earnings (loss) from operations	(4,399)	7,930	(39,599)	20,561

Other income (expense)	659	405	1,414	449
Earnings (loss) before income taxes	(3,740)	8,335	(38,185)	21,010
Income tax expense (recovery)	(662)	1,268	(806)	3,356
Net earnings (loss)	(3,078)	7,067	(37,379)	17,654
Deficit, beginning of period	(80,690)	(60,722)	(46,389)	(71,309)
Deficit, end of period	$(83,768)	$(53,655)	$(83,768)	$(53,655)

Earnings (loss) per share for the period:
Basic	$(0.12)	$0.28	$(1.47)	$0.70
Diluted	$(0.12)	$0.27	$(1.47)	$0.68

Weighted average number of shares (in thousands)
Basic	25,381	25,301	25,368	25,170
Diluted	25,381	26,087	25,368	26,121

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	September 30, 2005	December 31, 2004
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$43,216	$131,846
Short-term investments	44,243	—
Accounts receivable, net of allowance for doubtful accounts of $1,776 (2004 - $2,468)	20,041	22,506
Inventories	4,216	11,090
Prepaid expenses	3,065	5,021
	114,781	170,463

Long-term investments	14,782	—
Fixed assets	11,233	10,044
Intangible assets	11,480	14,208
Goodwill	19,227	19,227
Deferred income taxes	—	500
Other assets	787	1,152
	$172,290	$215,594

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$6,810	$4,122
Accrued liabilities	25,491	33,890
Deferred revenue and credits	461	461
Current portion of long-term liabilities	662	758
Current portion of obligations under capital lease	443	664
	33,867	39,895

Long-term liabilities	2,024	1,747
Obligations under capital lease	20	287

Shareholders’ equity:
Share capital	218,967	218,805
Additional paid-in capital	440	440
Warrants	1,538	1,538
Deficit	(83,768)	(46,389)
Accumulated other comprehensive loss	(798)	(729)
	136,379	173,665
	$172,290	$215,594

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Cash flows from operating activities:
Net earnings (loss) for the period	$(3,078)	$7,067	$(37,379)	$17,654
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities Amortization	1,989	1,810	6,297	4,978
Loss (gain) on disposal	(1)	(62)	(42)	(67)
Non-cash restructuring and other charges	—	289	13,040	289
Changes in operating assets and liabilities Accounts receivable	(3,026)	(1,114)	2,466	(8,551)
Inventories	6,177	(5,680)	(681)	(7,104)
Prepaid expenses	688	(142)	1,384	(3,655)
Accounts payable	748	5,025	2,688	4,896
Accrued liabilities	(4,091)	696	(8,390)	13,169
Deferred revenue and credits	(290)	158	—	(69)
Net cash provided by (used in) operating activities	(884)	8,047	(20,617)	21,540

Cash flows from investing activities:
Proceeds on disposal	3	62	48	67
Purchase of fixed assets	(1,737)	(2,002)	(6,327)	(5,536)
Increase in intangible assets	(748)	(85)	(1,761)	(1,682)
Purchase of long-term investments	(14,833)	—	(14,833)	(21,369)
Proceeds on disposal of long-term investments	—	—	—	46,186
Purchase of short-term investments	(12,416)	(95)	(70,122)	(21,254)
Proceeds on maturity of short-term investments	25,862	14,200	25,862	34,564
Net cash provided by (used in) investing activities	(3,869)	12,080	(67,133)	30,976

Cash flows from financing activities:
Issue of common shares	127	217	162	4,432
Repayment of long-term liabilities	(208)	(537)	(1,042)	(1,367)
Net cash provided by (used in) financing activities	(81)	(320)	(880)	3,065

Net increase (decrease) in cash and cash equivalents	(4,834)	19,807	(88,630)	55,581
Cash and cash equivalents, beginning of period	48,050	106,132	131,846	70,358
Cash and cash equivalents, end of period	$43,216	$125,939	$43,216	$125,939